

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2015

John C. Wobensmith
President
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

> **Re: Genco Shipping & Trading Limited**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-K/A for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **Response Dated October 6, 2015**
> **File No. 001-33393**

Dear Mr. Wobensmith:

We have reviewed your October 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2015 letter.

Form 10-K/A for the Year Ended December 31, 2014

Item 6. Selected Financial Data, Page 4

1. We note your response to our prior comment 1 and the revised table of selected consolidated financial data included in Annex 1. Please revise to indicate at the top of the column that the period from January 1 to July 9, 2014 is the Predecessor period as opposed to the Successor period and appropriately adjust the vertical black line separating the Successor and Predecessor columns.

<u>Other</u>

2. Please file an amended Form 10-K for the year ended December 31, 2014 as soon as possible to reflect the changes indicated in your response letters.

    You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure